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170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL INC. ANNOUNCES
FILING OF FINAL PROSPECTUS FOR MARKETED OFFERING OF UNITS

Toronto, ON – June 27, 2017 – Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (OTCQB: TITXF) announced today that it has filed a final short form prospectus in connection with a proposed marketed offering of units of the Company (the “Units”) for minimum gross proceeds of CDN$7,000,000 (46,666,666 Units) and maximum gross proceeds of CDN$15,000,000 (100,000,000 Units) (the “Offering”) at a price of CDN$0.15 per Unit.

Each Unit will be comprised of one common share of the Company (“Common Shares”) and one Common Share purchase warrant (each full warrant a “Warrant”, and together with the Units and Common Shares the “Securities”) at an exercise price of CDN$0.20 per share prior to expiry 60 months after the initial closing of the Offering. The Offering may be completed in multiple closings provided that the minimum gross proceeds of CDN$7,000,000 is raised in the first closing and will be undertaken on a “best efforts” agency basis in the provinces of Ontario, British Columbia and Alberta pursuant to the Company’s final short form prospectus dated June 27, 2017 (the “Prospectus”), filed with securities regulators in Ontario, British Columbia and Alberta, and may be undertaken in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state laws. It is expected that the first closing of the Offering will occur on June 29, 2017.

The Company has entered into an agency agreement with Bloom Burton Securities Inc. as the Company’s sole agent for the Offering (the “Agent”). The price of each Unit and the exercise price and term of each Warrant were determined by negotiation between the Company and the Agent in the context of the market. The Securities may also be offered for sale in the United States through United States registered broker-dealers appointed by the Agent as sub-agents through an exempt private placement.

The Company has also applied, and received conditional approval, to list the Common Shares on the Toronto Stock Exchange (the “TSX”). The Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals and satisfaction of the conditions to the approval of the TSX. The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Further details are disclosed in the Prospectus, available at www.sedar.com.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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